Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three months ended March 31, 2023 and 2022

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
March 31, 2023 and December 31, 2022

	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$71,963	$86,184
Accounts receivable (note 4)	102,485	101,640
Inventories (note 5)	82,798	81,635
Prepaid expenses	9,254	7,760
Total current assets	266,500	277,219
Long-term investments (note 7)	4,808	4,629
Property, plant and equipment (note 8)	63,215	62,641
Operating lease right-of-use assets	25,151	23,727
Intangible assets (note 9)	7,623	7,817
Deferred income tax assets	10,671	10,430
Goodwill	3,010	2,958
Other long-term assets	18,149	18,030
Total assets	$399,127	$407,451
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$99,281	$98,863
Current portion of operating lease liabilities (note 11)	3,473	3,379
Short-term debt (note 12)	9,129	9,102
Current portion of long-term debt (note 13)	12,562	11,698
Current portion of long-term royalty payable (note 14)	1,162	1,162
Current portion of warranty liability (note 15)	9,973	11,315
Total current liabilities	135,580	135,519
Long-term operating lease liabilities (note 11)	21,376	20,080
Long-term debt (note 13)	29,982	32,164
Long-term royalty payable (note 14)	4,625	4,376
Warranty liability (note 15)	3,028	2,984
Deferred income tax liabilities	3,447	3,282
Other long-term liabilities	5,148	5,080
Total liabilities	203,186	203,485
Shareholders’ equity:
Share capital (note 16):
Unlimited common and preferred shares, no par value
171,719,337 (2022 - 171,303,165) common shares issued and outstanding	1,244,507	1,243,272
Other equity instruments	8,610	9,212
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,035,344)	(1,024,716)
Accumulated other comprehensive loss	(33,348)	(35,318)
Total shareholders' equity	195,941	203,966
Total liabilities and shareholders' equity	$399,127	$407,451
Commitments and contingencies (note 18)
Subsequent event (note 21)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Anthony Guglielmin	Director	Brenda J. Eprile	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022

	Three months ended March 31,
	2023	2022
Revenue	$82,240	$76,544
Cost of revenue and expenses:
Cost of revenue	68,879	66,619
Research and development	7,263	5,934
General and administrative	9,768	9,191
Sales and marketing	3,649	3,649
Foreign exchange loss	1,076	771
Depreciation and amortization	1,037	1,183
	91,672	87,347
Loss from operations	(9,432)	(10,803)

Income from investments accounted for by the equity method	129	293
Gain on sale of investment (note 6)	—	19,119
Interest on long-term debt and accretion on royalty payable	(847)	(1,060)
Interest and other income, net of bank charges	466	41
Income (loss) before income taxes	(9,684)	7,590
Income tax expense (recovery)	944	(120)
Net income (loss) for the period	(10,628)	7,710
Other comprehensive income (loss):
Cumulative translation adjustment	1,970	(331)
Comprehensive income (loss)	$(8,658)	$7,379

Income (loss) per share:
Net income (loss) per share - basic	$(0.06)	$0.05
Net income (loss) per share - diluted	$(0.06)	$0.04
Weighted average common shares outstanding:
Basic	171,690,032	171,155,206
Diluted	171,690,032	174,516,905

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three months ended March 31, 2023 and 2022

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
January 1, 2022	170,799,325	$1,242,006	$8,412	$11,516	$(992,021)	$(33,494)	$236,419
Issuance of common shares on exercise of share units	380,731	1,071	(1,071)	—	—	—	—
Stock-based compensation	—	—	472	—	—	—	472
Net income for the period	—	—	—	—	7,710	—	7,710
Other comprehensive loss	—	—	—	—	—	(331)	(331)
March 31, 2022	171,180,056	$1,243,077	$7,813	$11,516	$(984,311)	$(33,825)	$244,270

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
January 1, 2023	171,303,165	$1,243,272	$9,212	$11,516	$(1,024,716)	$(35,318)	$203,966
Issuance of common shares on exercise of share units	416,172	1,235	(1,235)	—	—	—	—
Stock-based compensation	—	—	633	—	—	—	633
Net loss for the period	—	—	—	—	(10,628)	—	(10,628)
Other comprehensive gain	—	—	—	—	—	1,970	1,970
March 31, 2023	171,719,337	$1,244,507	$8,610	$11,516	$(1,035,344)	$(33,348)	$195,941

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2023 and 2022

	Three months ended March 31,
	2023	2022
Operating activities:
Net income (loss) for the period	$(10,628)	$7,710
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,027	3,089
Stock-based compensation expense	633	531
Unrealized foreign exchange loss	1,076	771
Deferred income tax	(148)	(435)
Income from investments accounted for by the equity method	(129)	(293)
Interest on long-term debt and accretion on royalty payable	847	1,060
Change in inventory write-downs	586	(243)
Change in bad debt expense	84	91
Net gain on sale of investment	—	(19,119)
Changes in operating assets and liabilities:
Accounts receivable	(1,041)	6,028
Inventories	(591)	(8,384)
Prepaid expenses	(1,684)	(2,270)
Accounts payable and accrued liabilities	763	(3,569)
Warranty liability	(1,382)	(1,856)
Net cash used in operating activities	(8,587)	(16,889)
Investing activities:
Purchase of property, plant and equipment	(3,007)	(2,798)
Proceeds on sale of assets	98	—
Proceeds on sale of investments	—	31,949
Net cash (used in) provided by investing activities	(2,909)	29,151
Financing activities:
Repayments of operating lines of credit and long-term facilities	(11,736)	(23,193)
Drawings on operating lines of credit and long-term facilities	8,251	15,306
Net cash used in financing activities	(3,485)	(7,887)
Effect of foreign exchange on cash and cash equivalents	760	(1,703)
Net (decrease) increase in cash and cash equivalents	(14,221)	2,672
Cash and cash equivalents, beginning of period (including restricted cash)	86,184	124,892
Cash and cash equivalents, end of period (including restricted cash)	$71,963	$127,564

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2023 and 2022

	Three months ended March 31,
	2023	2022
Supplementary information:
Interest paid	$742	$912
Taxes paid, net of refunds	506	298

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. Westport Fuel Systems is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. The Company’s diverse product offerings sold under a wide range of established global brands enable the use of a number of alternative fuels in the transportation sector that provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. The Company supplies its products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers. The Company’s products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.
2. Liquidity and Going Concern:

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these condensed consolidated interim financial statements ("interim financial statements") are issued. These interim financial statements have therefore been prepared on the basis that the Company will continue as a going concern.

The assessment of the liquidity and going concern requires the Company to make judgments about the existence of conditions or events that raise substantial doubt about the ability to continue as a going concern within one year after the date that the interim financial statements are issued. This includes judgments about the Company's future activities and the timing thereof and estimates of future cash flows. Significant assumptions used in the Company's forecasted model of liquidity include forecasted sales, including forecasted increases in sales of the heavy-duty OEM business, forecasted costs and capital expenditures, amongst others. Changes in the assumptions could have a material impact on the forecasted liquidity and going concern assessment.

The Company continues to sustain operating losses and negative cash flows from operating activities. As at March 31, 2023, the Company has cash and cash equivalents of $71,963 and during the three months ended March 31, 2023, the Company used cash in operating activities of $8,587. The ability to continue as a going concern beyond May 2024 will depend on the Company's ability to generate sufficient positive cash flows from all its operations, specifically through profitable, sustainable growth.

The Company is closely monitoring and making efforts to mitigate the impact on the business from global supply chain shortages of semiconductors, raw materials and other parts. Besides shortages, the Company is incurring inflationary pressure on production input costs from sourcing semiconductors, raw materials and parts, higher energy costs in operating the Company's factories and increased labor costs that are impacting margins. The Company sources components globally and is exposed to price risk and inflation risk, which may affect the Company's liquidity.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022
3. Basis of preparation:

(a)    Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company and do not include all of the information and disclosures required by accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all normal recurring accruals and adjustments considered necessary for a fair presentation have been included. The results for the three months ended March 31, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2022.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its interim financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's subsidiaries include the following: U.S. dollar, Canadian dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Indian Rupee and Polish Zloty. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income (loss).

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the condensed consolidated interim statements of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income (loss) until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended
	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2022
Canadian Dollar	1.35	1.35	1.35	1.27
Euro	0.92	0.94	0.93	0.89
RMB	6.87	6.90	6.84	6.35
Polish Zloty	4.30	4.39	4.39	4.12
Swedish Krona	10.36	10.42	10.44	9.33
Indian Rupee	82.17	82.69	82.21	75.20
Argentina Peso	208.81	176.79	191.65	106.42

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022
4. Accounts receivable:

	March 31, 2023	December 31, 2022
Customer trade receivables	$85,873	$82,533
Other receivables	19,372	19,355
Income tax receivable	110	818
Due from related parties (note 17)	2,117	3,974
Allowance for credit losses	(4,987)	(5,040)
	$102,485	$101,640

5. Inventories:

	March 31, 2023	December 31, 2022
Purchased parts and materials	$61,501	$61,213
Work-in-progress	2,853	2,423
Finished goods	18,444	17,999
	$82,798	$81,635
During the three months ended March 31, 2023, the Company recorded change in write-downs to net realizable value of approximately $586 (three months ended March 31, 2022 - $243).

6. Sale of investment:
On February 7, 2022, the Company sold 100% of its shares in Cummins Westport Inc. ("CWI") to Cummins Inc. ("Cummins") for proceeds of $22,200, with Cummins continuing to operate the business as the sole owner. As part of the agreement, Cummins agreed to purchase the Company's interest in the intellectual property with proceeds to the Company of $20,000. The Company received proceeds of $31,445, net of a $10,800 holdback, after the closing date. The holdback will be retained by Cummins for a term of three years to satisfy any extended warranty obligations in excess of the recorded extended warranty obligation. Any unused amounts will be repaid to the Company at the end of three-year term and, in the event that the holdback is not sufficient to cover the extended warranty obligations, the Company may also be required to supplement this holdback amount to cover valid extended warranty claims.

March 31, 2022
Proceeds from sale of investment	$31,445
Holdback receivable[1]	9,713
Less: carrying value of investment	22,039
Gain on sale of investment	$19,119

1Holdback receivable is included in other long-term assets in the condensed consolidated interim balance sheet.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022
7. Long-term investments:

	March 31, 2023	December 31, 2022
Weichai Westport Inc.	1,824	1,824
Minda Westport Technologies Limited	2,836	2,657
Other equity-accounted investees	148	148
	$4,808	$4,629

8. Property, plant and equipment:

		Accumulated	Net Book
March 31, 2023	Cost	Depreciation	Value
Land and buildings	$8,577	$2,188	$6,389
Computer equipment and software	9,243	7,020	2,223
Furniture and fixtures	7,656	5,809	1,847
Machinery and equipment	117,472	68,243	49,229
Leasehold improvements	13,843	10,316	3,527
	$156,791	$93,576	$63,215

		Accumulated	Net Book
December 31, 2022	Cost	Depreciation	Value
Land and buildings	$8,455	$2,107	$6,348
Computer equipment and software	8,756	6,740	2,016
Furniture and fixtures	7,283	5,606	1,677
Machinery and equipment	115,235	66,272	48,963
Leasehold improvements	13,874	10,237	3,637
	$153,603	$90,962	$62,641

9. Intangible assets:

	Gross Carrying	Accumulated	Intangible
March 31, 2023	Amount	Amortization	Assets, net
Patents and trademarks	$20,129	$12,695	$7,434
Technology	4,023	3,834	189
Customer contracts	11,446	11,446	—
	$35,598	$27,975	$7,623

	Gross Carrying	Accumulated	Intangible
December 31, 2022	Amount	Amortization	Assets, net
Patents and trademarks	$19,799	$12,189	$7,610
Technology	3,952	3,745	207
Customer contracts	11,242	11,242	—
	$34,993	$27,176	$7,817

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022
10. Accounts payable and accrued liabilities:

	March 31, 2023	December 31, 2022
Trade accounts payable	$71,787	$72,934
Accrued payroll	18,154	17,069
Taxes payable	4,771	4,425
Deferred revenue	4,569	4,435
	$99,281	$98,863
11. Operating leases right-of-use assets and lease liabilities:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2023 and 2038. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately five years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 3.0% based on incremental borrowing rates applicable in each location.
The components of lease cost are as follows:

	Three months ended March 31,
	2023	2022
Amortization of right-of-use assets	$832	$606
Interest	183	107
Total lease cost	$1,015	$713

The maturities of lease liabilities as at March 31, 2023 are as follows:

The remainder of 2023	$2,633
2024	3,361
2025	2,881
2026	2,613
2027	2,468
Thereafter	14,422
Total undiscounted cash flows	28,378
Less: imputed interest	(3,529)
Present value of operating lease liabilities	24,849
Less: current portion	(3,473)
Long term operating lease liabilities	$21,376

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022
12. Short-term debt:

	March 31, 2023	December 31, 2022

Revolving financing facilities	$9,129	$9,102

The Company has a revolving financing facility with Hong Kong and Shanghai Banking Corporation ("HSBC"). This facility is secured by certain receivables of the Company and the maximum draw amount is $20,000, based on the receivables outstanding. As the Company collects these secured receivables, the facility is repaid. The revolving financing facility's advances in either U.S. dollars or Euros bear interest at the secured overnight financing rate plus 2.66% per annum and the Euro short-term rate plus 2.5%, respectively. As at March 31, 2023, the amount outstanding for this loan was $8,351 (December 31, 2022 - $8,308).

Revolving financing facilities include a line of credit with Santander with a maximum draw amount of $800 and bear interest at a range of 2.02% - 3.04%. As at March 31, 2023, the amount outstanding was $778 (December 31, 2022 - $794).

13. Long-term debt:

	March 31, 2023	December 31, 2022
Term loan facilities, net of debt issuance costs (a)	$40,044	$41,934
Other bank financing	522	512
Capital lease obligations	1,978	1,416
Balance, end of period	42,544	43,862
Less: current portion	(12,562)	(11,698)
Long-term portion	$29,982	$32,164

(a)    On December 13, 2021, the credit facility and non-revolving term facility with Export Development Canada ("EDC") were refinanced into one $20,000 term loan. The refinanced term loan provides an extension of the maturity of the indebtedness to EDC to September 15, 2026 and reduced the interest rate to U.S. Prime Rate plus 2.01% per annum, both principal and interest repayments are quarterly. The Company incurred costs of $300 related to this amendment, which are being amortized over the remainder of the loan term from the debt modification date using the effective interest rate method.

As at March 31, 2023, the amount outstanding for this loan was $13,699, net of transaction costs (December 31, 2022 - $14,683). The loan is secured by share pledges over Westport Fuel Systems Canada Inc., Fuel Systems Solutions, Inc., Westport Luxembourg S.a.r.l and by certain of the Company's property, plant and equipment.

On October 9, 2018, and November 28, 2019, the Company entered into two Euro denominated loan agreements with UniCredit S.p.A. (“UniCredit”). On April 29, 2021, the Company and UniCredit amended the terms of the above Euro denominated loan agreements to combine the facilities into one $8,803 loan facility. This loan matures on March 31, 2027, bears interest at an annual rate of 1.65% and interest is paid quarterly. The cash pledge as security was removed after the amendment. As at March 31, 2023, the amount outstanding for this loan was $8,210 (December 31, 2022 - $8,044).

On May 20, 2020, the Company entered into a third Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.82% with a maturity date of May 31, 2025. As at March 31, 2023, the amount outstanding for this loan was $2,479 (December 31, 2022 - $2,699). There is no security on the loan as it was made as part of the Italian government's COVID-19 Decreto Liquidità to help Italian companies to secure liquidity to continue operating while mitigating some of the impact of COVID-19.

On July 17, 2020, the Company entered into a fourth Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.75% with a maturity date of July 31, 2026. As at March 31, 2023, the amount outstanding for this loan was $10,690 (December 31, 2022 - $11,273). There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022
13. Long-term debt (continued):

On August 11, 2020, the Company entered into a Euro denominated loan agreement with Deutsche Bank. The effective interest rate of this loan is 1.7% with a maturity date of August 31, 2026. As at March 31, 2023, the amount outstanding for this loan was $4,966 (December 31, 2022 - $5,235). There is no security on the loan as it was made as part of the Italian government’s COVID-19 Decreto Liquidità.

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of March 31, 2023, the Company is in compliance with all covenants under the financing arrangements.

The principal repayment schedule of long-term debt is as follows as at March 31, 2023:

	Term loan facilities	Other bank financing	Capital lease obligations	Total
Remainder of 2023	$8,963	$—	$446	$9,409
2024	11,889	131	591	12,611
2025	11,300	131	384	11,815
2026	7,384	130	204	7,718
2027 and thereafter	508	130	353	991
	$40,044	$522	$1,978	$42,544

14. Long-term royalty payable:

	March 31, 2023	December 31, 2022
Balance, beginning of period	$5,538	$9,947
Accretion expense	249	791
Repayment	—	(5,200)
Balance, end of period	5,787	5,538
Less: current portion	(1,162)	(1,162)
Long-term portion	$4,625	$4,376

On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select HPDI systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum (subject to adjustment for asset sales). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Pursuant to the sale of CWI, amounts due to Cartesian are solely secured by an interest in the Company's HPDI 2.0TM fuel systems intellectual property.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty. Cartesian was paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with this payment being allocated on a non-discounted basis to future years' minimum payments.

As at March 31, 2023, the total royalty prepayments paid to Cartesian as a result of the Consent Agreement was $11,912 (December 31, 2022 - $11,912).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022
14. Long-term royalty payable (continued):
The required repayments including interest are as follows, as at March 31, 2023:

Remainder of 2023	$1,162
2024	1,637
2025	2,270
2026	2,851
$7,920

Subsequent to March 31, 2023, the Company entered into a settlement agreement with Cartesian. Refer to note 21 for more details.

15. Warranty liability:

A continuity of the warranty liability is as follows:

	March 31, 2023	December 31, 2022
Balance, beginning of period	$14,299	$18,791
Warranty claims	(2,081)	(11,081)
Warranty accruals	1,263	4,338
Change in estimate	(461)	3,559
Impact of foreign exchange changes	(19)	(1,308)
Balance, end of period	13,001	14,299
Less: current portion	(9,973)	(11,315)
Long-term portion	$3,028	$2,984

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022
16. Share capital, stock options and other stock-based plans:

During the three months ended March 31, 2023, the Company issued 416,172 common shares net of cancellations, upon exercises of share units (three months ended March 31, 2022 - 380,731 common shares). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units (“Units”):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three months ended March 31, 2023, the Company recognized $700 (three months ended March 31, 2022 - $531) of stock-based compensation associated with the Westport Omnibus Plan. The Westport Omnibus Plan aims to advance the Company's interests by encouraging employees, consultants and non-employee directors to receive equity-based compensation and incentives. The plan outlines the stock-based options types, eligibility and vesting terms.

A continuity of the Units issued under the Westport Omnibus Plan are as follows:

	Three months ended March 31, 2023		Three months ended March 31, 2022
	Number of Units	Weighted average grant date fair value (CDN $)	Number of Units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	3,174,321	$2.41	1,866,433	$2.98
Granted	2,895,186	1.57	1,897,932	2.01
Vested and exercised	(416,172)	4.06	(380,731)	3.56
Forfeited/expired	(222,836)	2.38	(16,096)	0.97
Outstanding, end of period	5,430,499	$1.84	3,367,538	$2.37
Units outstanding and exercisable, end of period	—	$—	5,839	$2.96

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022
16. Share capital, stock options and other stock-based plans (continued):

During the three months ended March 31, 2023, 2,895,186 share units were granted to certain employees and directors (three months ended March 31, 2022 - 1,897,932). This included 1,392,557 Restricted Share Units (“RSUs”) (three months ended March 31, 2022 - 676,534) and 1,502,629 Performance Share Units (“PSUs”) (three months ended March 31, 2022 - 1,221,398). The value of PSU awards is determined using the Monte–Carlo averaging technique. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. PSU awards do not have a certain number of common shares that will be issued over time but are based on future performance and other conditions tied to the payout of the PSU.

As at March 31, 2023, $5,687 of compensation expense related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over 2 years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at March 31, 2023 as follows:

March 31, 2023
(CDN $)
Share units:
Outstanding	$6,897
Exercisable	—

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Three Months Ended March 31,
	2023	2022
Cost of revenue	$55	$33
Research and development	119	67
General and administrative	416	307
Sales and marketing	110	124
	$700	$531
Of the stock-based compensation expense recognized in the three months ended March 31, 2023, $633 was settled in shares and $67 was settled in cash (three months ended March 31, 2022 - $474 and $51, respectively).

17. Related party transactions:

The Company's related parties are Minda Westport Technologies Limited, directors, officers and shareholders that own greater than 10% of the Company's shares.
The Company engages in transactions with Minda Westport Technologies Limited and recorded $2,117 of accounts receivable as at March 31, 2023 (December 31, 2022 - $3,974). During the three months ended March 31, 2023, the Company sold inventory to Minda Westport Technologies Limited for $1,403 (three months ended March 31, 2022 - $2,426).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022
18. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

19. Segment information:

The Company manages and reports the results of its business through three segments: OEM, Independent Aftermarket (“IAM”), and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker (“CODM”).

Financial information by business segment as follows:

	Three months ended March 31, 2023
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$56,345	$(6,005)	$2,262	$129
IAM	25,895	(35)	638	—
Corporate	—	(3,392)	127	—
Total Consolidated	$82,240	$(9,432)	$3,027	$129

	Three months ended March 31, 2022
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$51,857	$(6,294)	$2,144	$293
IAM	24,687	(448)	856	—
Corporate	—	(4,061)	89	—
Total Consolidated	$76,544	$(10,803)	$3,089	$293

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022
19. Segment information (continued):

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's revenues, as follows:

	% of total revenue
	Three months ended March 31,
	2023	2022
Europe	70%	68%
Asia	12%	14%
Americas	11%	9%
Africa	4%	5%
Other	3%	4%

Total assets are allocated as follows:

	Total assets by operating segment
	March 31, 2023	December 31, 2022
OEM	$235,477	$241,795
IAM	150,586	145,377
Corporate	13,064	20,279
Total consolidated assets	$399,127	$407,451

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022
20. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of losses and negative cash flows from operations since inception. At March 31, 2023, the Company has $71,963 of cash and cash equivalents, including of $101 restricted cash.

The following are the contractual maturities of financial obligations as at March 31, 2023:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$99,281	$99,281	$99,281	$—	$—	$—
Short-term debt (note 12)	9,129	9,129	9,129	—	—	—
Term loan facilities (note 13 (a))	40,044	45,863	14,146	25,568	6,149	—
Other bank financing	522	528	—	267	131	130
Long-term royalty payable (note 14)	5,787	7,920	1,162	3,907	2,851	—
Capital lease obligations	1,978	2,002	618	878	198	308
Operating lease obligations (note 11)	24,849	28,377	3,473	6,055	2,577	16,272
	$181,590	$193,100	$127,809	$36,675	$11,906	$16,710

Fair value of financial instruments

The carrying amounts reported in the condensed consolidated interim balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interests in Minda Westport Technologies Limited, Weichai Westport Inc. and other investments. Minda Westport Technologies Limited is the most significant of the investments and is accounted for using the equity method. WWI and other investments are accounted for at fair value.

The carrying values reported in the condensed consolidated interim balance sheets for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying values of the term loan facilities, and other bank financing included in the long-term debt (note 13) are carried at amortized cost, which approximate their respective fair values as at March 31, 2023.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022
20. Financial Instruments (continued):

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at March 31, 2023, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1.

21. Subsequent Event:

Settlement of long-term royalty payable:

On April 1, 2023, the Company and Cartesian entered into a settlement agreement to terminate the Tranche 1 Financing and the Consent Agreement in exchange for mutual releases and cash consideration, which included the release of the security interest in the Company's HPDI 2.0 fuel system intellectual property. The Company paid Cartesian $8,687 on April 3, 2023.

This agreement will result in a derecognition of the long-term royalty payable in the condensed consolidated interim balance sheet, which will result in a loss on extinguishment of debt for the amount of approximately $2,901 in the second quarter of 2023.